Exhibit 99.2

NICE Named Top Provider for Voice of the Customer by Metrigy

NICE VoC customers achieved measurable improvements in business metrics including revenue increase, cost decrease, and agent efficiency improvement

Hoboken, N.J., April 5, 2022 – NICE (Nasdaq: NICE) announced today that it has been recognized as a 2022 MetriStar Top Provider in the Voice of the Customer (VoC) category, among a field of 16 providers. NICE was named a Top Provider based on its superior customer ratings and customer-documented quantitative metrics demonstrating business success powered by the use of NICE VoC products and services. For a complimentary copy of the report, please click here.

According to the Metrigy report, NICE VoC success group customers achieved the following results across four business metrics:

•	Revenue increase of 35.8%
•	Cost decrease of 15.3%
•	Customer rating improvement of 35.5%
•	Agent efficiency improvement of 32.8%

“A top 10 trend in customer service is Voice of the Customer. Various departments, including customer service, sales, marketing and product development, are using voice-of-the-customer programs and analysis to make decisions, coach employees and improve products and services,” stated Robin Gareiss, Metrigy CEO & Principal Analyst.

Gareiss continued, “Among a crowded field, NICE CXone Feedback Management is noteworthy for real-time feedback – from any channel – delivered straight from customer analytics to the agent, giving them the insight to resolve urgent issues of the day. Agents can also examine performance over time and compare to others to work on long-term trending. Further, NICE VoC leverages AI to examine all customer interactions to identify how to improve important feedback metrics, such as Net Promoter Score (NPS) and Customer Satisfaction (CSAT).”

Barry Cooper, President, NICE Workforce and Customer Experience Group, commented, “NICE is honored to be recognized as a Metrigy Top Provider for VoC based on our customers’ positive sentiment and success in increasing revenue, decreasing costs, boosting ratings like NPS and CSAT, and increasing agent efficiency. These outstanding business outcomes from using NICE VoC reflect our continued commitment to delivering customer feedback innovations – like real-time agent guidance, Enlighten AI Feedback, and automated closed loop actions – that power digitally-fluent experiences and make customers and agents feel valued and understood.”

About The Study and Metrigy
Metrigy conducted the global Customer Experience MetriCast 2022 research study for the MetriStar report in November and December 2021 and surveyed 1,846 CX leaders from organizations headquartered in 10 countries from three regions (North America, Europe, Asia-Pacific). For a complimentary copy of the report, click here.

Metrigy is an innovative research firm focusing on the rapidly changing areas of Unified Communications & Collaboration (UCC), digital workplace, digital transformation, and Customer Experience (CX)/contact center—along with several related technologies. Metrigy delivers strategic guidance and informative content, backed by primary research metrics and analysis, for technology providers and enterprise organizations.

NICE Voice of the Customer powers enterprises to combine and analyze millions of customer interactions, solicited feedback, and operational data to uncover blind spots, increase customer satisfaction, and improve agent performance. A world-leading Voice of the Customer solution for organizations that rely on the strategic value of the contact center, NICE Voice of the Customer enables companies of all sizes across the globe to act on feedback and transform the customer experience at scale. A holistic solution unified with CXone and the NICE portfolio, NICE Voice of the Customer delivers superior analytics to operationalize feedback on the frontline and across the comprehensive customer journey.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.